UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 SCHEDULE TO-I/A
(Amendment No. 2) (Rule 13e-4) TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
HYPERSPACE COMMUNICATIONS, INC. (Name of Subject Company (Issuer))
HYPERSPACE COMMUNICATIONS, INC. (Names of Filing Person (Offeror))

Restricted Stock Units under HyperSpace Communications, Inc.
2004 Equity Incentive Plan, as amended,
Convertible into Common Stock, No Par Value per Share (Title of Class of Securities)
44915D 10 3 (CUSIP Number of Class of Securities) (Underlying Class)

John P. Yeros, Chief Executive Officer
HyperSpace Communications, Inc.
8480 East Orchard Road, Suite 6600
Greenwood Village, CO 80111
(303) 566-6500
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

Copy to:
Patrick J. Simpson
Sonny Allison
Perkins Coie LLP,
1899 Wynkoop Street, Suite 700
Denver Colorado 80202 (303) 291-2300

February 16, 2006

CALCULATION OF FILING FEE

Transaction Valuation* $7,649,262.50	Amount of Filing Fee $1,529.85

*        Calculated solely for purposes of determining the filing fee. This amount assumes that restricted stock units convertible into 1,223,882 shares of common stock of HyperSpace Communications, Inc. at $6.25 per share, the average of the high and low sales prices for November 29, 2005, as reported on the American Stock Exchange, will be issued in exchange for currently outstanding restricted stock units pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X ]

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,529.85
Form or Registration No.:	Schedule TO-I
Filing Party:	HyperSpace Communications, Inc.
Date Filed:	December 2, 2005
[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.
[X ]	issuer tender-offer subject to Rule 13e-4.
[ ]	going private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO-I, as amended (the "Schedule TO-I") filed by HyperSpace Communications, Inc., a Colorado corporation (the "Company") with the Securities and Exchange Commission on December 2, 2005 to report the results of the offer by the Company to exchange certain outstanding restricted stock units for amended and restated restricted stock units as set forth under the Offer to Exchange Restricted Stock Units dated December 1, 2005 (the "Offer to Exchange"), which is incorporated herein by reference. This Schedule TO-I/A is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-4(c)(4) promulgated thereunder.

ITEM 4.	TERMS OF THE TRANSACTION

Item 4 of the Schedule TO-I is hereby amended and supplemented as follows:

The Offer expired at 12:00 midnight, Eastern Standard Time on December 29, 2005. The Company accepted for exchange 1,151,255 restricted stock units, representing approximately 94% of the restricted stock units that were eligible to be elected for exchange in the Offer to Exchange. On December 30, 2005, upon the terms set forth in the Offer to Exchange, we granted 1,151,255 new restricted stock units in exchange for the old restricted stock units elected for exchange. The Company delivered to each Holder whose restricted stock units were accepted for exchange a letter, substantially in the form of Exhibit (a)(4) as previously filed, indicating that such Holder's restricted stock units had been accepted for exchange.

ITEM 12.	EXHIBITS
(a)(1)*	Offer to Exchange dated December 1, 2005.
(a)(2)*	Form of Election Concerning Exchange of Restricted Stock Units.
(a)(3)*	Form of Letter to HyperSpace Communications, Inc. Restricted Stock Unit Holders.
(a)(4)*	Form of Letter to Tendering Restricted Stock Unit Holders.
(a)(5)**	HyperSpace Annual Report on Form 10-KSB for the year ended December 31, 2004, filed with the Securities and Exchange Commission and incorporated herein by reference.
(a)(6)**	HyperSpace Quarterly Report on Form 10-QSB for its quarter ended September 30, 2005, filed with the Securities and Exchange Commission and incorporated herein by reference.
(a)(7)*	Memorandum to offerees regarding Amendment No. 1
(b)	Not applicable.
(d)**	HyperSpace Communications, Inc. 2004 Equity Incentive Plan, incorporated by reference to Exhibit No. 99.2 to Form S-8, filed with the Securities and Exchange Commission on July 22, 2004.
(g)	Not applicable.
(h)	Not applicable.
*	Previously filed as an exhibit to HyperSpace Communications, Inc.'s Schedule TO-I/A filed December 22, 2005.
**	Incorporated by reference to previously filed documents.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2006

HyperSpace Communications, Inc.

By: /s/ John P. Yeros John P. Yeros Chairman and Chief Executive Officer

EXHIBIT INDEX

(a)(1)*	Offer to Exchange dated December 1, 2005.
(a)(2)*	Form of Election Concerning Exchange of Restricted Stock Units.
(a)(3)*	Form of Letter to HyperSpace Communications, Inc. Restricted Stock Unit Holders.
(a)(4)*	Form of Letter to Tendering Restricted Stock Unit Holders.
(a)(5)**	HyperSpace Annual Report on Form 10-KSB for the year ended December 31, 2004, filed with the Securities and Exchange Commission and incorporated herein by reference.
(a)(6)**	HyperSpace Quarterly Report on Form 10-QSB for its quarter ended September 30, 2005, filed with the Securities and Exchange Commission and incorporated herein by reference.
(a)(7)*	Memorandum to offerees regarding Amendment No. 1
(b)	Not applicable.
(d)**	HyperSpace Communications, Inc. 2004 Equity Incentive Plan, incorporated by reference to Exhibit No. 99.2 to Form S-8, filed with the Securities and Exchange Commission on July 22, 2004.
(g)	Not applicable.
(h)	Not applicable.
*	Previously filed as an exhibit to HyperSpace Communications, Inc.'s Schedule TO-I/A filed December 22, 2005.
**	Incorporated by reference to previously filed documents.